CARBONMETA TECHNOLOGIES, INC.

13110 NE 177th Place, #145

Woodinville, WA 98072

October 11, 2022

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	CarbonMeta Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 16, 2022
File No. 333-266424

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated October 3, 2022 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted September 16, 2022 (File No. 333-266424) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1/A filed on September 16, 2022

Prospectus Summary, page 4

General

1.	We note your response to prior comment 1. Please also revise the prospectus summary to disclose that Lloyd Spencer, your CEO, controls the company through his ownership of super-voting Series G Preferred Stock.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Our Chief Executive Officer and Director owns all (25,000) issued and outstanding shares of the Company’s Series G Preferred Stock, which has voting rights equal to 5,000,000 votes for each share of Series G held; and 60,000 shares of the Company’s Series D Preferred Stock, which has voting rights equal to 100,000 votes for each share of Series D held. As of the date of this filing, our Chief Executive Officer would have voting rights equal to 131,552,177,763 shares (125,000,000,000 voting shares through the Series G Preferred Stock; 6,000,000,000 voting shares through the Series D Preferred Stock; and 552,177,763 shares of common stock held) or approximately 85% of the shares available to vote for a matter brought before shareholders.

2.	We note your response to prior comment 3; however, it does not appear there is a separate section for your business description in the amended filing. Revise the prospectus summary to comply with Item 503 of Regulation S-K..

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Overview of CarbonMeta Technologies, Inc.

CarbonMeta Technologies is an environmental research and development company that is commercializing technologies for processing organic wastes into hydrogen and high-value carbon products economically and sustainably. CarbonMeta Technologies and University of Oxford are working together on commercializing a microwave catalysis process for producing hydrogen and carbon products from waste plastics. The Company plans to grow its business by establishing joint venture subsidiary corporations with established partners, pursuing research grants, licensing patented technologies, and developing new technologies that can be licensed. CarbonMeta Technologies has positioned itself to enhance circular methods of production, distribution, consumption, and reuse of organic waste materials such as mixed waste plastic, oil & gas waste materials, and coal mining waste to create hydrogen and carbon products such as graphite, graphene and carbon nanotubes.

3.	As requested in prior comment 6, please disclose why the company was inactive between October 2016 and June 2020K.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

The Company was an SEC reporting company until October 2016, when the Company’s gross margins and financing costs became unsustainable, and the company ceased operations in October 2016. From 2017 - 2018, the Company investigated multiple business opportunities, but could not pursue them without investor support. In 2020, the Company began investigating emerging technologies and sustainable growth business opportunities related to the production of hydrogen and high value carbon products from organic waste streams. After careful consideration of the potential market opportunities and the partnership with Oxford University, the Company took the decision to raise capital in the public market and therefore become an SEC reporting company again.

4.	We note your response to prior comment 10; however, please expand your disclosure to provide the basis for your statements (including, for example, any citations to articles or studies), to discuss how the global market opportunity relates to the company’s specific market opportunity as a development stage company with limited markets, and to address any assumptions and limitations associated with the calculation of such specific market opportunity.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Businesses worldwide are seeking solutions to decarbonize transportation and power generation; and affordable high purity carbon products for industrial processes such as steel production and electric vehicle batteries.

Hydrogen has been identified as an affordable and clean solution for decarbonizing transportation, and the market production has been projected to grow from $129B in 2020 to $219B in 2030.

●	https://www.grandviewresearch.com/industry-analysis/hydrogen-generation-market
●	https://www.globenewswire.com/news-release/2022/04/08/2419052/0/en/Hydrogen-Generation-Market-Size-Worth-USD-220-37-Billion-Globally-by-2028-at-5-6-CAGR-Fortune-Business-Insights.html

Today, hydrogen is primarily produced by processing natural gas, which results in the production of CO2, and increasingly by electrolyzing water into hydrogen and oxygen. With hydrogen demand expected to increase further, there is an urgent need to develop new low-carbon technologies to affordably produce hydrogen.

●	https://www.iea.org/reports/the-future-of-hydrogen
●	https://www.precedenceresearch.com/hydrogen-generation-market

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Similarly, high purity carbon is in growing demand for steel production, electric vehicle battery anode production, and many industrial processes. The global graphite market has been projected to grow from $14B in 2019 to $21B in 2027.

●	https://www.alliedmarketresearch.com/graphite-market
●	https://www.fortunebusinessinsights.com/graphite-market-105322
●	https://www.globenewswire.com/en/news-release/2022/03/08/2399045/0/en/Graphite-Market-to-Worth-USD-25-70-Billion-by-2021-2028-Graphite-Industry-CAGR-of-8-2.html

Moreover, the carbon nanotubes market has been projected to grow from $876M in 2021 to $1.7B in 2026, although some market estimates are even larger. Market demand is being driven by the use of carbon nanotubes in protective coatings, lithium-ion batteries, mobile phones and computing devices.

●	https://www.marketsandmarkets.com/Market-Reports/carbon-nanotubes-139.html
●	https://www.fortunebusinessinsights.com/carbon-nanotubes-cnt-market-102700

Today, the majority of the world’s graphite is produced in China primarily through mining and increasingly by industrial production. Similarly, the majority of the world’s carbon nanotubes are produced in China using an energy intensive plasma vapor deposition process.

CarbonMeta Technologies is developing a technology that uses microwave catalysis to heat waste plastics and biowaste in the absence of oxygen to produce hydrogen and solid carbon without the generation of CO2. The technology, which was developed by University of Oxford, is scalable and modular, and has the potential to process millions of tons of plastic worldwide.

CarbonMeta Technologies plans to achieve this scale through partnerships and joint venture partnerships with global energy companies, waste management companies, and waste remediation companies worldwide.

5.	Please revise your disclosure to discuss the specific governmental and environmental regulations to which the company is currently subject, or will be subject, in connection with its business plan. Smart move buddy

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Governmental Regulation

At this moment, the Company is not subject to governmental and environmental regulations. As such the Company’s research subsidiary, CarbonMeta Research Ltd., will be prototyping and refining novel technologies, such as microwave catalysis of plastics and methane, and then transferring those developed and patented technologies into joint venture subsidiary companies.

Each joint venture subsidiary company would be subject to certain foreign, federal, state and local regulatory requirements relating to environmental, and health and safety matters; and will operate in compliance with the applicable regulatory requirements.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

When each joint venture subsidiary company becomes operational, the Company will disclose the material costs and liabilities that arose and may arise from these applicable regulatory requirements.

If a joint venture subsidiary company fails to comply with appropriate regulatory requirements, then the Company could be held liable for any resulting damages, and any liability could exceed the Company’s resources. The Company also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

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In addition, the Company may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair the Company’s discovery, preclinical development or production efforts. The Company’s failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

The Offering, page 10

6.	In response to prior comment 14, you copied the anti-dilution provisions of the notes and warrants straight from the governing document. Instead, please revise to provide a plain English description of the anti-dilution provisions and how they impact the conversion and exercise prices of the notes and warrants. In addition, disclose the current conversion and exercise prices of each of the notes and warrants.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Our convertible notes and warrants contain anti-dilution provisions that protect note holders from potentially losing value. In the case of our existing convertible notes, if the Company issues a new convertible note with a conversion price less than the pre-existing note, then the conversion price of any outstanding principal and interest of the existing notes may be reset to the price of the new convertible note at the option of the note holder. In the case of our existing warrants, if the Company issues a new warrant with a conversion price less than the existing warrants, then the conversion price of the existing warrants shall be reset to the price of the new warrant at the option of the warrant holder.

Our note and warrant conversion prices are disclosed below [(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)].

Risk Factors

Future issuances of our Common Stock or securities convertible into our Common Stock..., page 26

7.	Because there is a material risk of significant dilution, please revise this specific risk factor to include the information requested by prior comment 17. Specifically, please revise this risk factor to discuss in specific detail the potential dilution to common shareholders resulting from the conversion of your convertible notes and exercise of your warrants. Disclose the total number of shares that could be issued upon conversion and exercise of the convertible notes and warrants as of the most recent practicable date and using the most recent market price of your shares. For the convertible notes that are convertible based upon a discount to the market price at the time of conversion, also disclose the following information using tabular or bullet format to the extent possible:

●	Based on the latest trading price of your shares, the amount of common shares that you would issue assuming full conversion of all the notes, the percentage of the total outstanding common shares these amounts represent, and that due to the floating conversion prices, you do not know the exact number of shares that you will issue upon conversion of the notes.
●	The convertible notes are convertible at floating rates below the then-prevailing market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets. Disclose the range of the discounts to the market price used to determine the conversion prices. Disclose, if true, there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that the company may be obligated to issue.
●	To the extent the noteholders convert the notes and then sell the common stock, the common stock price may decrease due to the additional shares in the market. This could allow the noteholders to receive greater amounts of common stock, the sales of which would further depress the stock price.
●	If true, that the interest payable on the convertible notes is also convertible into shares of common stock. Disclose that the lower the common stock price, the more shares of common stock the holders of the convertible debentures will receive in payment of interest. Disclose the range of interest rates and how much has accrued as of a recent date.
●	The conversion of the notes may result in substantial dilution to the interests of other holders of common stock since noteholders may ultimately convert and sell the full amount issuable on conversion. In this regard, state that, even if the noteholders are prohibited from converting notes if the shares would exceed a certain percentage of the company’s then-outstanding common stock (such as 4.99% or 9.99%), this restriction does not prevent the noteholders from converting and selling some of their holdings and then converting again to receive additional shares. In this way, the noteholders could sell more than these limits while never holding more than the limits.
●	Provide a table that shows the number of shares that could be issued upon conversion of the notes (including accrued interest) based upon a reasonable range of market prices and conversion prices. The range should include market prices 25%, 50% and 75% below the most recent actual price.

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Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Our Common Stock and Our Shareholders May Be Subject to Significant Dilution

If all Convertible Notes were converted as of the date of this filing, shareholders would undergo significant dilution to their holdings. Based on the latest trading price of our shares, the Company may be subject to issuing 33,315,040,282 common shares assuming full conversion of all the notes, which would require 100% of the total outstanding common shares. See Convertible Notes in the MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Some of the convertible notes are convertible at floating rates below the then-prevailing market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets. For these floating rate convertible notes, NOTE H – CONVERTIBLE DEBT, NET discloses the range of the discounts to the market price used to determine the conversion prices. For these floating rate convertible notes, there may be no limit on how low the conversion price can be, which means that there may be no limit on the number of shares that the company may be obligated to issue.

To the extent the noteholders convert these floating rate notes and then sell the common stock, the common stock price may decrease due to the additional shares in the market. This could allow the noteholders to receive greater amounts of common stock, the sales of which would further depress the stock price.

The interest payable on the convertible notes is also convertible into shares of common stock. Disclose that the lower the common stock price, the more shares of common stock the holders of the convertible debentures will receive in payment of interest. NOTE H – CONVERTIBLE DEBT, NET discloses the range of interest rates and how much has accrued as of a recent date.

The conversion of convertible notes may result in substantial dilution to the interests of other holders of common stock since noteholders may ultimately convert and sell the full amount issuable on conversion. Even if the noteholders are prohibited from converting notes if the shares would exceed a certain percentage of the company’s then-outstanding common stock (such as 4.99% or 9.99%), this restriction does not prevent the noteholders from converting and selling some of their holdings and then converting again to receive additional shares. In this way, the noteholders could sell more than these limits while never holding more than the limits. See Convertible Notes in the MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The table below shows the number of shares that could be issued upon conversion of the notes (including principal and accrued interest) based upon a reasonable range of market prices and conversion prices. The range includes market prices, 25% below, 50% below and 75% below the most recent closing prices.

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	Number of Shares Issuable with Convertible Notes for Principal and Interest At and Below Market Price
Note Holder	100% $0.0002	25% Below $0.0015	50% Below $0.0001	25% Below $0.00005
Richard Wynns #2	522,531,800	696,709,067	1,045,063,600	2,090,127,200
Richard Wynns #3	511,314,050	681,752,067	1,022,628,100	2,045,256,200
Westmount International Holdings	7,338,320,500	9,784,427,333	14,676,641,000	29,353,282,000
Barclay Lyons	541,529,000	722,038,667	1,083,058,000	2,166,116,000
Redwood Management	1,429,345,650	1,905,794,200	2,858,691,300	5,717,382,600
Blackbridge Capital #1	371,163,529	494,884,705	742,327,058	1,484,564,116
Blackbridge Capital #3	79,347,750	105,797,000	158,695,500	317,391,000
Premier IT Solutions	306,570,306	408,760,408	613,140,613	1,226,281,225
Kelburgh Ltd.	178,328,412	237,771,216	356,656,824	713,313,647
Raphael Cariou #2	90,466,808	120,622,411	180,933,616	361,867,232
Raphael Cariou #3	2,007,059,864	2,676,079,819	4,014,119,729	8,028,239,458
Raphael Cariou #4	2,254,999,774	3,006,666,365	4,509,999,547	9,019,999,095
AGS Capital Group- Note #1	1,685,638,000	2,247,517,333	3,371,276,000	6,742,552,000
AGS Capital Group- Note #2	2,206,240,143	2,937,653,524	4,406,480,286	8,812,960,571
Tangiers Investment Group #2	1,098,915,100	1,098,915,100	1,098,915,100	1,098,915,100
Tangiers Investment Group #3	166,630,100	166,630,100	166,630,100	166,630,100
Tangiers Investment Group #4	493,546,500	493,546,500	493,546,500	493,546,500
Tangiers Investment Group #5	1,896,575,900	2,528,767,867	3,793,151,800	7,586,303,600
Tangiers Investment Group #6	114,981,690	114,981,690	114,981,690	114,981,690
Tangiers Investment Group #7	113,486,170	113,486,170	113,486,170	113,486,170
Tangiers Investment Group #8*	284,131,550	284,131,550	284,131,550	284,131,550
Zoom Marketing	397,995,786	530,661,048	795,991,572	1,591,983,144
LG Capital #1	919,548,000	1,225,944,000	1,838,916,000	3,677,832,000
LG Capital #2	689,596,200	919,461,600	1,379,192,400	2,758,384,800
LG Capital #3	613,036,000	817,381,333	1,226,072,000	2,452,144,000
Burrington Capital #2	694,904,667	926,539,556	1,389,809,333	2,779,618,667
Patrick Ferro	636,353,000	848,470,667	1,272,706,000	2,545,412,000
Dakota Capital	4,303,671,700	5,738,228,933	8,607,343,400	17,214,686,800
Barry Liben	528,000,000	704,000,000	1,056,000,000	2,112,000,000
Lloyd Spencer*	342,476,750	342,476,750	342,476,750	342,476,750
Jared Robert	501,425,583	668,567,444	1,002,851,167	2,005,702,333
MacRab	74,375,000	74,375,000	74,375,000	74,375,000
Total	33,392,505,282	43,623,039,423	64,090,287,705	125,491,942,548

Beginning in 2021, the Company began working cooperatively with note holders to extinguish dilutive convertible notes; or working cooperatively with note holders to amend dilutive convertible notes with fixed conversion rates. The company continues to work cooperatively with note holders with the objective of extinguishing or renegotiating dilutive convertible notes, although we can offer no guarantee that these negotiations will be successful.

Description of Securities, page 32

8.	We note your response to prior comment 20. Please revise your disclosure to specifically disclose the circumstances when Delaware law requires a vote by each of the classes of preferred shareholders. In addition, please disclose the voting rights, if any, of holders of Series E preferred stock.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Series A, B, C, E and F Preferred Shares do not have any voting rights as disclosed in their respective certificates of designation. Nonetheless, Delaware corporate law provides that a “class vote” is required if the amendment to the Certificate of Incorporation (a) Increases or decreases the par value of the shares of the affected class(es); (b) increases or decreases the aggregate number of authorized shares of the affected class(es); or (c) adversely affects the powers, preferences, or special rights of the shares of such class.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 37

9.	You provided information in response to prior comment 21 in your response letter. Please include this information in your disclosure.

Response: In response to the Staff’s comments, the Company revised the section as follows:

In FY-2022, the Company anticipates generating waste catalysis revenues through technology assessment projects with one or more customers in the global energy or waste management industries. The technology assessments will provide these customers early visibility into the value of microwave catalysis for processing waste plastics, biowastes, or other organic wastes.

In FY-2022, the Company generated market demand for its cement-less concrete through an Interim Joint Product Development and Sales Representation Agreement with Salvum Corporation. Moving forward the two companies formed a Joint Venture Agreement on August 28, 2022 whose purpose is the development, marketing and sales of Earthcrete cement-less concrete.

In FY-2023 and beyond, CarbonMeta Technologies anticipates growing its business by licensing its technologies and processes to potential customers, or establishing joint venture companies to whom the Company will sublicense its technologies and processes in order to generate revenues directly.

In FY-2024, CarbonMeta Technologies may establish wholly owned subsidiaries to whom the Company will sublicense its technologies and processes in order to generate revenues directly.

12 Month Milestones To Implement Business Operations, page 38

10.	We note your response to prior comment 23. Please disclose the anticipated costs of each step of your business development.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

The estimated costs for were summarized for each Milestone phase in the table on page 38.

Directors, Executive Officers, Promoters, and Control Persons, page 43

11.	Please revise page 43 to disclose how much time Mr. Spencer devotes to the company.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Mr. Spencer is a full-time employee of the Company and devotes 40 – 50 hours per week to the Company.

Executive Compensation, page 44

12.	As requested in prior comment 28, please disclose whether Mr. Spencer’s salary was paid or accrued.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

The Executive Compensation table on Page 44 was updated to disclose that Mr. Spencer’s compensation was accrued.

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Security Ownership of Certain Beneficial Owners and Management, page 45

13.	We note your response to prior comment 30. In your next response letter, please explain in detail how you calculated Lloyd Spencer’s beneficial ownership, including how you determined the number of shares into which his different series of preferred shares are convertible and the number of shares into which his warrants are exercisable.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Our Chief Executive Officer and Director owns all (25,000) issued and outstanding shares of the Company’s Series G Preferred Stock, which has voting rights equal to 5,000,000 votes for each share of Series G held; and 60,000 shares of the Company’s Series D Preferred Stock, which has voting rights equal to 100,000 votes for each share of Series D held. As of the date of this filing, our Chief Executive Officer would have voting rights equal to 131,552,177,763 shares (125,000,000,000 voting shares through the Series G Preferred Stock; 6,000,000,000 voting shares through the Series D Preferred Stock; and 552,177,763 shares of common stock held) or approximately 85% of the shares available to vote for a matter brought before shareholders.

14.	As requested in prior comment 29, please revise the beneficial ownership table to:

●	add a column to disclose the total percentage of voting power held by each individual listed in the table and the source of their voting rights;
●	provide a cross-reference to the beneficial ownership tables for your series of preferred with voting rights that are set forth under “Description of Securities” or move these beneficial ownership tables under “Security Ownership of Certain Beneficial Owners and Management”; and
●	add a column to these tables to show total voting control for each person listed.

Refer to Item 403(a) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

The table below shows the number of shares beneficially owned as of September 14, 2022 by each of our individual directors and executive officers, by other holders of 5% or more of the outstanding stock and by all our current directors and executive officers as a group.

	Voting Rights	Percentage of
	Beneficially	Voting Rights
Name of Beneficial Owner (1)	Owned	(3)
Lloyd Spencer Common Shares (2)(3)	552,177,763	0.4%
Lloyd Spencer Series D Preferred Shares (2)(3)	60,000,000	3.9%
Lloyd Spencer Series D Preferred Shares (2)(3)	125,000,000,000	81.2%
Officers and Directors as a Group	131,552,177,763	85.4%

(1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants, or convertible debt currently exercisable or convertible, or exercisable or convertible within 60 days of September 14, 2022 are deemed outstanding for computing percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any person. Percentages are based on a total of shares of common stock outstanding on September 14, 2022, and the voting rights.

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(2)

The number of votes used in computing the percentages is 153,977,866,254.

Issued and Outstanding Common Shares:                18,977,886,254

Issued and Outstanding Series D Preferred Shares: 10,000,000,000

Issued and Outstanding Series G Preferred Shares: 125,000,000,000

(3)	Lloyd Spencer’s beneficial ownership includes 552,177,763 shares of common stock previously issued to Mr. Spencer, 60,000 shares of Series D Preferred Stock, which has voting rights equal to 100,000 votes for each share of Series D held; and 25,000 shares of Series G Preferred Stock, which has voting rights equal to 5,000,000 votes for each share of Series G held;

Exhibits

15.	The License Agreement with Oxford University Innovation Limited filed as Exhibit 10.47 is undated. Please file the dated agreement or tell us why the dates are blank

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

Signed by a director duly authorised for and on behalf of Oxford University Innovation Limited	) ) ) )	02 June 2021 | 02:59 PDT Head of Licensing & Ventures – Physical Sciences Brendan Ludden
sign here: /s/ Brendan Ludden

Director

Signed by a director duly authorized for and on behalf of [CoroWare, Inc.]	) ) ) )	02 June 2021 | 13:35 BST President and CEO Lloyd Spencer
sign here: /s/ Lloyd Spencer

16.	The Exhibit 23.2 consent refers to the report dated July 29, 2022 relating to the audit of the consolidated financial statements for the years ended December 31, 2022 and 2021. However, the Report of Independent Registered Public Accounting Firm refers to the financial statements as of December 31, 2021 and December 31, 2020. Please revise or advise.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

We hereby consent to the use in this Amendment No. 1 to the Form S-1 Registration Statement of CarbonMeta Technologies, Inc. (the “Company”) of our report dated July 29, 2022 relating to the audit of the consolidated financial statements of the Company for the years ended December 31, 2021 and 2020 included in this Amendment.

General

17.	Please disclose whether the company, its executive, or any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person:

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Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

The Company and Mr. Spencer who is the sole member of the Board of Directors have no intentions not plans to use the Company as a vehicle for a private company to become a reporting company through a reverse merger. The Company commenced operations, has a major account customer, is pursuing joint venture projects in Europe and the United States, and is pursuing grant funding opportunities to commercialize decarbonization and hydrogen production technologies in Europe and the United States.

Therefore, the Company is a not a blank check company because the Company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

18.

We note your response to prior comment 13. Please add a line item to the registration statement cover page indicating that you are an emerging growth company. Refer to Form S-1. In addition, revise your prospectus to discuss your emerging growth company status, including the following:

●	Describe how and when a company may lose emerging growth company status;
●	Provide a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934;
●	Disclose your election under Section 107(b) of the Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act; and
●	Describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

A line item to the registration statement cover page indicating that we are an emerging growth company

Page 10 of the S-1 was also updated to complete the disclosure:

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	an exemption from compliance with the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 on the design and effectiveness of our internal controls over financial reporting;

●	reduced disclosure about the company’s executive compensation arrangements; and

●	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until December 31, 2025 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; the date we qualify as a “large accelerated filer,” with a non-affiliate public float in excess of $700 million; or the issuance by us of more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will adopt new or revised generally accepted accounting principles in the United States on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

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The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (206) 279-4685.

Sincerely,

/s/ Lloyd Spencer
Lloyd Spencer
Chief Executive Officer

Cc:	Law Offices of Gary L. Blum, Gary L. Blum, Esquire

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